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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                        POWER CONTROL TECHNOLOGIES INC.
                   -----------------------------------------
                               (Name of issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
               ------------------------------------------------
                        (Title of class of securities)

                                  739228-10-4
                                  -----------
                                (CUSIP number)

                                Glenn P. Dickes
                        625 Madison Avenue - 12th Floor
                           New York, New York 10021
                                (212) 572-8600
                 ---------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                with a copy to:

                              Alan C. Myers, Esq.
                     Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000

                               NOVEMBER 25, 1996
                    --------------------------------------
                         (Date of event which requires
                           filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

             Check the following box if a fee is being paid with the statement |_|.

                            Exhibit Index on Page 5
                               Page 1 of 5 Pages







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                  This statement amends and supplements the Statement on
Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Consolidated Group Inc., a Delaware corporation, C&F (Parent) Holdings Inc., a Delaware corporation, and Mafco Holdings Inc., a Delaware corporation, in connection with their ownership of shares of common stock, par value $.01 per share, of Power Control Technologies Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

                  Items 2(a)-2(c) are hereby amended by adding the following at the end thereof:

                  On April 10, 1996, C&F Parent changed its name to Mafco Consolidated Holdings Inc.


Item 4. Purpose of Transaction.

                  Item 4 is hereby amended by adding the following at the end thereof:

                  "On November 25, 1996, Mafco and PCT consummated the transactions contemplated by the Purchase Agreement. Pursuant to the Purchase Agreement, Purchaser acquired from Mafco all the Shares of Flavors and 23,156,502 VSRs, which were issued pursuant to the VSR Agreement. Flavors, through its wholly owned subsidiary Mafco Worldwide Corporation, a Delaware corporation ("Mafco Worldwide"), operates a licorice extract and other flavoring agents manufacturing and distributing business.

                  In consideration for the Shares and VSRs, Purchaser paid Mafco cash in the amount of $180 million. In addition, Purchaser will pay Mafco deferred cash payments of $3.7 million on June 30, 1997 and $3.5 million on December 31, 1997.

                  It is anticipated that the VSRs will be distributed to all holders of PCT Common Stock and PCT Preferred Stock promptly following the effectiveness of a







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registration statement filed by Mafco with the Securities
and Exchange Commission.

                  Immediately following the acquisition of Flavors, Purchaser contributed all outstanding shares of common stock of Pneumo Abex Corporation, a Delaware corporation ("Pneumo Abex"), to Flavors and Flavors contributed such shares to Mafco Worldwide, which resulted in Pneumo Abex becoming a wholly owned subsidiary of Mafco Worldwide. On November 25, 1996, Mafco Worldwide merged with and into Pneumo Abex with Pneumo Abex being the surviving corporation, the directors of Mafco Worldwide becoming the directors of Pneumo Abex and Pneumo Abex becoming a wholly owned subsidiary of Flavors."

Item 7.          Material to be Filed as Exhibits.

         Item 7 is hereby amended to restate Exhibit 8 in its entirety as follows:

         Exhibit 8. Value Support Rights Agreement, dated November 25, 1996, between Mafco Consolidated Group Inc. and American Stock Transfer & Trust Company, as the trustee (incorporated by reference from Exhibit 4.1 to Mafco Consolidated Group Inc.'s Current Re-port on Form 8-K filed on November 27, 1996).




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                                  SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  November 27, 1996

                                    MAFCO HOLDINGS INC.
                                    MAFCO CONSOLIDATED HOLDINGS INC.
                                    MAFCO CONSOLIDATED GROUP INC.



                                    By:     /s/ Glenn P. Dickes
                                         -------------------------------
                                         Name:  Glenn P. Dickes
                                         Title: Authorized Signatory


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                                 Exhibit Index

Exhibit

   8 Value Support Rights Agreement, dated November 25, 1996, between Mafco Consolidated Group Inc. and American Stock Transfer & Trust Company, as the trustee (incorporated by reference from Exhibit 4.1 to Mafco Consolidated Group Inc.'s Current Report on Form 8-K filed on November 27,
                    1996).

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